

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

Frank Abbott
Chief Financial Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reed Road
Randfontein, South Africa, 1759

> **Re: Harmony Gold Mining Company Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2019**
> **Filed October 24, 2019**
> **File No. 001-31545**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2019

Item 4. Information on the Company
B. Business Overview, page 26

1.  We note the disclosure of mineral reserves on page 29 of your filing. Please revise to disclose the metallurgical recovery factor for each of your mineral reserves.

D. Property, Plant and Equipment., page 44

2.  Please revise to provide an overview for each of your significant properties pursuant to Item 102 of Regulation S-K and the guidance in paragraph (b) of Industry Guide 7. It appears that this type of disclosure for your mining operations was provided in your Form 20-F for the fiscal year ended June 30, 2018, but is not included in your filing for the fiscal year ended June 30, 2019.

Exhibit 15.1, page 63

3. We note the disclosure of mineral resources in your filing, including on pages 63 and 66 of your integrated annual report.  Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to paragraph (b)(5) of Industry Guide 7.  Please revise to remove the disclosure of mineral resources.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation